NEWS RELEASE
TSX Venture Exchange Symbol: SNV	June 23rd , 2005

SONIC UPDATES PERFORMANCE OF PCB SONOPROCESSTM FACILITY

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today confirmed that the Company has continued to make excellent progress with their first full scale PCB SonoprocessTM facility.

President and CEO, Adam Sumel, commented “Further to the first results reported at our AGM at the beginning of the month, work has progressed steadily at the Company’s first treatment site for the Juker Holdings contract. After confirming the basic functionality and safety of the plant under operating conditions, our operations staff is continuing with performance sensitivity analysis through to the end of this month. As those that were able to be present at our AGM witnessed on the live video feed, the Facility may be operated easily by three people under normal operating conditions.”

Developed for the treatment of PCB contaminated soils and liquids, this is Sonic's first commercial scale SonoprocessTM, thus proving the fundamental commercial viability of the core sonic generator technology.

Dr. Rod McElroy, Chief Technology Officer for Sonic, remarked "I am extremely pleased that our PCB SonoprocessTM has proven very effective in destroying PCB in the soil at full design plant load conditions. As is typical in a plant of this nature, the major operational challenges have related to material transfer. These have proven time consuming and we have introduced more flexibility into our control systems to allow us to optimize the process performance more efficiently."

Interest continues to build strongly in the Company’s PCB SonoprocessTM for contaminated soils and liquids, in Canada and globally. At the National Brownfield Summit meeting in Niagara earlier this month, the Company held discussions with several contaminated site representatives. Brownfield opportunities are becoming increasingly important as urban land development opportunities become limited. In the United Kingdom, a target has been set that 60% of all new residential development come from brownfield sites.

Sonic is a technology company with a patented sonic generator technology which can be used to create or enhance physical, chemical and biological processes. Sonic develops each SonoprocessTM in partnership with industry leaders in the application area and through such joint venture partnerships the Company will exploit a number of commercial opportunities.

Adam R. Sumel
President & CEO

Sonic Environmental Solutions Inc.
The SonoprocessTM Company

For further information contact info@sesi.ca or visit our website at www.sonicenvironmental.com.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward-looking statements.